Exhibit 99.2

Recon

RECON TECHNOLOGY, LTD
ROOM 601, 1 SHUI'AN SOUTH STREET
CHAOYANG DISTRICT, BEIJING, 100012
PEOPLE'S REPUBLIC OF CHINA

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D76663-P72100 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RECON TECHNOLOGY, LTD

The Board of Directors recommends a vote FOR the director nominees and FOR Proposal 2.

1. To elect the Class III nominees named in the attached proxy statement to serve on the Board of Directors until the Annual Meeting of Shareholders for the fiscal year ending June 30, 2024 or until their successor is duly elected and qualified.

Nominees:	For	Withhold
1a. Shenping Yin	☐	☐
1b. Guangqiang Chen	☐	☐
1c. Jia Liu	☐	☐

	For	Against	Abstain
2. To ratify the appointment of Friedman LLP as the Company's independent registered public accounting firm for our fiscal year ending June 30, 2022.	☐	☐	☐

3. To transact any other business properly coming before the meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Form 20 - F are available at www.proxyvote.com. D76664 - P72100 RECON TECHNOLOGY, LTD THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints Mr . Shenping Yin, Ms . Jia Liu or either of them, with full power of substitution, as proxies to represent and vote all ordinary shares, of Recon Technology, Ltd (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on May 20 , 2022 at 9 : 00 a . m . Beijing Time at Room 601 , No . 1 Shui’an South Street, Chaoyang District, Beijing 100012 , People’s Republic of China, upon matters set forth in the Notice of Annual Meeting of Shareholders, a copy of which has been received by the undersigned . Each ordinary share is entitled to one vote . The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting . This proxy, when properly executed, will be voted as directed . If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Friedman LLP, and to transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Third Amended and Restated Articles of Association . Please check here if you plan to attend the Annual Meeting of Shareholders on May 20 , 2022 at 9 : 00 a . m . Beijing Time . (Continued and to be signed on Reverse Side)